FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	Form 8.3 - CareTech Holdings plc dated 16 July 2018
Exhibit No. 2	Form 8.3 - CareTech Holdings plc dated 23 July 2018
Exhibit No. 3	Form 8.3 - CareTech Holdings PLC dated 26 July 2018
Exhibit No. 4	Total Voting Rights dated 31 July 2018
Exhibit No. 5	Update on ring-fencing plans dated 31 July 2018

Exhibit No. 1

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of offeror~~/offeree~~ in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	CareTech Holdings plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	12 July 2018
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	ORD GBP 0.005
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	922,877	1.22	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	922,877	1.22	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
ORD GBP 0.005	PURCHASE	8,133	£3.89

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product descriptione.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	16 July 2018
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 2

FORM 8.3

~~PUBLIC OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of offeror~~/offeree~~ in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	CareTech Holdings plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	20 July 2018
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	ORD GBP 0.005
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	922,202	1.22	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	922,202	1.22	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
ORD GBP 0.005	SALE	675	£3.71

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product descriptione.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	23 July 2018
Contact name:	Adam Grossart
Telephone number*:	0131 626 5198

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

FORM 8.3

~~PUBLIC OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of offeror~~/offeree~~ in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	CareTech Holdings plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	25 July 2018
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	ORD GBP 0.005
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	932,202	1.23	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	932,202	1.23	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
ORD GBP 0.005	PURCHASE	10,000	£3.84

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product descriptione.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	26 July 2018
Contact name:	Adam Grossart
Telephone number*:	0131 626 5198

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 July 2018:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 July 2018
Ordinary shares of £1	12,047,857,316	4	48,191,429,264
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,048,757,316		48,195,029,264

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 5

Royal Bank of Scotland Group

31 July 2018

The Royal Bank of Scotland Group plc - update on ring-fencing plans

In previous updates on 30 April 2018 and 15 May 2018 on various steps being implemented as part of the ring-fencing strategy of The Royal Bank of Scotland Group plc ("RBSG" and, together with its subsidiaries, the "RBS Group"), the RBS Group referred to its application to the Court of Session in Scotland (the "Court") for approval to implement a second Ring-Fencing Transfer Scheme (the "Scheme") under Part VII of the Financial Services and Markets Act 2000 to transfer the customer interest rate and foreign exchange derivatives business of National Westminster Bank Plc ("NatWest Bank") to NatWest Markets Plc ("NatWest Markets"). The RBS Group announces that, following the approval of the Prudential Regulation Authority to that application, the Scheme has today been sanctioned by the Court.

The RBS Group intends to implement the Scheme on and with effect from 13 August 2018.

Copies of the Scheme, and the Order of the Court sanctioning the Scheme, are available free of charge on application to CMS Cameron McKenna Nabarro Olswang LLP at Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN.

The Scheme can also be viewed on the following website: https://www.rbs.com/rbs/ringfencing/rfts-documents.html

For more details of the additional restructuring steps and end-state ring fencing business model for the RBS Group please refer to the 2017 RBS Annual Report and Accounts, including pages 109-110.

For Further Information Contact:

RBS Investor Relations:

Matt Waymark

Head of Investor Relations

+44 (0) 20 7672 1758

Paul Pybus

Head of Debt Investor Relations

+44 (0) 20 7678 1153

RBS Media Relations:

+44 (0) 13 1523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifiers

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
National Westminster Bank Plc	213800IBT39XQ9C4CP71
NatWest Markets Plc	RR3QWICWWIPCS8A4S074

Date: 31 July 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary